Exhibit 99.3

RE: ALTRIA IRREVOCABLE UNDERTAKING

This Deed (the “Deed”) is made on 25 July 2016 between:

(1)

ANHEUSER-BUSCH INBEV SA/NV, a public limited company (naamloze vennootschap/société anonyme) incorporated in Belgium, with its registered address at Grand Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0 417 497 106 RPM/RPR (Brussels) (AB InBev); and

(2)	ALTRIA GROUP, INC., a Virginia corporation whose principal place of business is at 6601 West Broad Street, Richmond, Virginia 23230, United States of America (Altria),

together referred to as the parties and each as a party to this Deed.

Whereas:

(A)	AB InBev and Altria are parties to, amongst other things, an Irrevocable Undertaking dated 11 November 2015 (the Irrevocable Undertaking).

(B)

On the same date as AB InBev and Altria entered into the Irrevocable Undertaking, AB InBev and SABMiller plc (SABMiller) issued a joint announcement in connection with the proposed business combination between AB InBev and SABMiller (the Transaction) under Rule 2.7 of the City Code on Takeovers and Mergers (the 2.7 Announcement).

(C)	AB InBev is considering proposing to both:

(i)

increase the amount of the Cash Consideration for which UK Scheme Shareholders may elect under the terms of the Transaction to £45 in respect of each UK Scheme Share, rather than £44 in respect of each UK Scheme Share (the Cash Consideration Increase); and

(ii)

increase the cash element of the Partial Share Alternative for which UK Scheme Shareholders may elect under the terms of the Transaction to £4.6588 in respect of each UK Scheme Share, rather than £3.7788 in respect of each UK Scheme Share (the Cash Top-up Increase).

(D)	Altria wishes to enter into this Deed with AB InBev to confirm its consent to the Cash Consideration Increase and the Cash Top-up Increase, if proposed by AB InBev.

It is agreed as follows:

1	Interpretation

1.1	Unless otherwise stated, terms defined in the Irrevocable Undertaking or the 2.7 Announcement shall have the same meaning in this Deed.

2	Transaction Amendments

2.1	Altria hereby consents to, and agrees with, the Cash Consideration Increase and the Cash Top-up Increase, if proposed by AB InBev (which shall either both be proposed, or neither increase proposed).

2.2	Accordingly, Altria and AB InBev agree that:

	2.2.1	the amount of the Cash Consideration may be increased to £45 in respect of each UK Scheme Share;

	2.2.2	if 2.2.1 occurs, the amount of the cash element of the Partial Share Alternative shall be increased by AB InBev to £4.6588 in respect of each UK Scheme Share;

2.2.3

references in the Irrevocable Undertaking to the “Structure of the Transaction” shall refer to the Structure of the Transaction as defined in the Irrevocable Undertaking, as amended by the Cash Consideration Increase and the Cash Top-up Increase, if proposed by AB InBev; and

2.2.4

the Irrevocable Undertaking shall not lapse as a result of the Cash Consideration Increase or the Cash Top-up Increase and the Irrevocable Undertaking therefore remains in full force and effect as at the date of this Deed, in accordance with its terms.

3	General

3.1	This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by and construed in accordance with English law.

3.2

This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this letter, but all the counterparts shall together constitute but one and the same instrument.

3.3

For avoidance of doubt, the consent granted under this Deed only applies to the Cash Consideration Increase and Cash Top-up Increase defined herein, and any other changes to the transaction consideration shall be subject to Altria’s rights as set forth in the Deed of Irrevocable Undertaking dated 11 November 2015, including clause 29(g) thereof.

In witness whereof this Deed has been delivered on the date first stated above.

EXECUTED as a DEED and	)	SIGNATURE: /s/ Sabine Chalmers
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Sabine Chalmers
a company incorporated in Belgium	)
by	)
……Sabine Chalmers…………………	)	SIGNATURE: /s/ David Almeida
and	)
……David Almeida...…………………	)	NAME: David Almeida
being persons who, in accordance with	)
the laws of that territory, are acting	)
under the authority of the company	)

EXECUTED as a DEED and	)	SIGNATURE: /s/ William F. Gifford, Jr.
DELIVERED on behalf of	)
ALTRIA GROUP, INC.	)	NAME: William F. Gifford, Jr.
a company incorporated in Virginia, USA	)	Chief Financial Officer
by	)	Altria Group, Inc.
……William F. Gifford, Jr.……………	)
being a person who, in accordance with	)
the laws of that territory, is acting	)
under the authority of the company	)

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